

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2014

Via E-mail
Stephen W. Theriot
Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

> **Re:** **Vornado Realty Trust**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 1-11954**
> **Vornado Realty L.P.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-34482**

Dear Mr. Theriot:

We have reviewed your supplemental response letter dated July 21, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

6. Investments in Partially Owned Entities, page 111

1.   We note from your response to comment 5 of our letter dated July 9, 2014 that you receive a leasing fee for the leasing of the retail space and that your partner receives a management fee for the management and leasing of the residential space. Please describe for us in detail the terms of all of the contractual arrangements, including all fee and reimbursement arrangements, that you and your partner have with the VIE and its affiliates, and quantify the fees and reimbursements received by type and by entity for the past three fiscal years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief